Exhibit (a)(5)

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                              FOR IMMEDIATE RELEASE

MacKenzie Patterson Fuller, Inc. announces an amendment to, and an extension of, tender offer for Secured Income, L.P.

Moraga, Calif. (Business Wire)--December 21, 2005-- MPF-NY 2005, LLC; Moraga Gold, LLC; MP Income Fund 16, LLC; MPF Income Fund 22, LLC; MacKenzie Patterson Special Fund 7, LLC; MP Income Fund 12, LLC; MPF Acquisition Co. 3, LLC; MPF DeWaay Fund 4, LLC; MPF Flagship Fund 11, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MacKenzie Specified Income Fund; Accelerated High Yield Institutional Fund, LTD., LP; Real Estate Securities Fund 83, LP (the "Purchasers") have extended the expiration date and increased the Offer Price with respect to their tender offer for units of limited partnership interests (the "Units") in Secured Income, L.P. (the "Partnership"), pursuant to a letter to be mailed to unitholders as soon as practicable after the date of this release. The expiration date has been extended through January 20, 2006 and the Offer Price has been increased to $38 per Unit.

As of the date hereof, a total of 900 Units have been tendered by unitholders and not withdrawn. No other Units have been tendered to date. In our experience it can take anywhere from 14 to 30 days after the Expiration Date for the General Partner to confirm ownership and transfer the Units.

Unitholders should read the Offer to Purchase and the related materials carefully because they contain important information. Unitholders will be able to obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase, the Supplemental Letter to Unitholders, the Letter of Transmittal, and other documents that the company has filed with the U.S. Securities and Exchange Commission at the commission's website at www.sec.gov. Unitholders also may obtain a copy of these documents, without charge, from our website at www.mpfi.com (click on MPF Tenders), or by calling toll free at 800-854-8357.

MacKenzie Patterson Fuller, Inc.
1640 School Street, Suite 100
Moraga, California 94556